Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, September 17 2015

MARKET UPDATE – REC*IT 2.0 LAUNCH

Highlights
MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi
•	REC*IT 2.0 officially launches with significant take up

•	Over 80,000 new installs since re-launch

•	Significant user engagement with average user screen views
up 83% since last year

•	Total installs now over 300,000 with a target of 500,000 by end of 2015

•	REC*IT’s exclusive reach now over 1,000 colleges

MOKO Social Media (NASDAQ: MOKO and ASX: MKB) is pleased to report that REC*IT 2.0 has launched with very promising early results. REC*IT 2.0 is the mobile app that enables students to participate in, and manage, college intramural sports and recreational activities on their campus, with new features that allow students to register in-app, create teams, and send player and team invitations. The student response to the app has been extremely positive. Since its launch only a few weeks ago, there have already been over 80,000 new app installs, bringing the total app installs to over 300,000 so far. User engagement has also significantly increased with average user screen views up 83% over REC*IT 1.0’s initial launch in September 2014. MOKO has also expanded its number of colleges and now holds the exclusive and perpetual rights to provide REC*IT to over 1,000 US colleges, representing half of the total US college student population.

“We are very excited about these early results. The engagement statistics during the initial version released last year were already substantially above industry averages and the fact that we are seeing engagement on the same metrics up 83% over last year clearly illustrates that the app is resonating with students” said MOKO Social Media CEO, Ian Rodwell. “Our exclusive college reach, now extending to over 1,000 US colleges, provides us with the foundations to become the leading on-campus college sports and Rec app in the US.”

Over the summer break, the REC*IT marketing team hosted training sessions with Rec directors at key colleges where they were trained on the benefits of REC*IT 2.0 so that Rec teams understood its value and could recommend it to students when the fall semester commenced. The response from Rec directors during the sessions was extremely positive and they are now out promoting the app on their respective campuses.

Sample images are actual screenshots from Washington State University, Duke University and Alabama State University:

REC IT
CAMPUS INTRAMURALS AND FITNESS GO MOBILE
LOGIN WITH IMLEAGUES
View as Guest
Create Account
REC IT
VIEW AS GUEST
Search for your school
University of Evansville
University of Florida
University of Georgia
University of Guelph
University of Hawaii
University of Hawaii-West Oahu
University of Houston
WHAT'S ON
Create an account to enjoy the full RECIT personalized experience.
BY ACTIVITY
BY DATE
FALL 2015
WHAT'S ON
Create an account to enjoy the full RECIT personalized experience.
BY ACTIVITY
BY DATE
FALL 2015
CLUB SPORTS
LEAGUE
7V7 SOCCER - 2015
1ST YR (UNDERGRAD ONLY)
A-LEAGUE: GRAD/FAC/STAFF
A-LEAGUE: UNDERGRAD
B-LEAGUE: GRAD/FAC/STAFF
B-LEAGUE: UNDERGRAD
C-LEAGUE
COED A
COED B
FRATERNITY
DIVISION
7V7 FLAG FOOTBALL
COREC / COREC 01 SUNDAY 6PM
STANDINGS SCHEDULE RESULTS FREE AGENTS
1 FOREST WOOKIES W/1 L/0 D/0
2 TARATUBBIES W/1 L/0 D/0
3 PAST OUR PRIMETIME W/0 L/1 D/0
4 MIS W/0 L/1 D/0
DIVISION
7V7 FLAG FOOTBALL
COREC / COREC 01 SUNDAY 6PM
STANDINGS SCHEDULE RESULTS FREE AGENTS
SEPTEMBER 2015
SUN 20 PAST OUR PRIMETIME V FOREST WOOKIES 06:00 PM
SUN 20 MIS V TARATUBBIES 06:00 PM
SUN 27 PAST OUR PRIMETIME V MIS 06:00 PM
SUN 27 TARATUBBIES V FOREST WOOKIES 06:00 PM
DIVISION
7V7 FLAG FOOTBALL
COREC / COREC 01 SUNDAY 6PM
STANDINGS SCHEDULE RESULTS FREE AGENTS
SUN, SEPTEMBER 13, 2015
PAST OUR PRIMETIME 18 VS 47 TARATUBBIES
SUN, SEPTEMBER 13, 2015
FOREST WOOKIES 47 VS 9 MIS
GYM INFO
GYM INFO
CAMPUS NEWS
Intramural Office
Smith 101, Colorado St, Pullman Wa
Sun 3:00 PM to 11:00 PM
M-F 5:00 PM to 11:00 PM
Closed Saturdays
INTRAMURAL OFFICE
Smith 101, Colorado St, Pullman Wa
SUN 3:00 PM TO 11:00 PM
M-F 5:00 PM TO 11:00 PM
CLOSED SATURDAYS
BOHLER GYM
Colorado Street, Pullman, Washington
M-F 8:00 AM TO 5:00 PM
WEEKENDS CLOSED

For more information contact:

US:
Jason Nash 202 431 1042 jason.nash@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media and publishing, providing innovative products and content to enable communities to engage and interact. MOKO is a platform publishing company that provides tailored content for high value, niche user groups. Mobile devices, including cell phones and tablets, account for 90 percent of user engagement.

MOKO is currently targeting students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. MOKO aims to capture these audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices.

MOKO then generates revenue from sponsorship, content syndication, social network distribution, advertising and other monetization of the platforms.

This integrated approach gives MOKO unique exposure to attractive markets that can be leveraged for revenue and growth. As MOKO grows there are clear synergies across different products, as well significant opportunities for cross promotion and diversification.

MOKO’s Monthly Unique Visitors (MUV’s) were 10.1 million as at June 2015 and its Monthly Social Reach (MSR) is currently around 179 million people. MOKO aims to reach 10-15 million MUV’s by the end of 2015. MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.